Exhibit 97.1

ORMAT

ORMAT TECHNOLOGIES INC.

CLAWBACK POLICY

November 2023

TABLE OF CONTENTS

1	Purpose	3
2	Recovery of erroneously awarded compensation	3
3	Disclosure requirements	4
4	Prohibition of indemnification	4
5	Administration and Interpreation	5
6	Amendment and/or termination	5
7	Other recovery rights	5
8	Definitions	6

1	PURPOSE

The Board of Directors of Ormat has adopted this Policy to provide for the recovery of Erroneously Awarded Incentive-based Compensation from Executive Officers.

2	RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

2.1   In the event of an Accounting Restatement, Ormat will reasonably and promptly recover the Erroneously Awarded Compensation Received in accordance with NYSE Rules and Rule 10D-1 as follows: After an Accounting Restatement, the Compensation Committee (the “Committee”) shall determine the amount of any Erroneously Awarded Compensation Received by each Executive Officer and shall promptly notify each Executive Officer with a written notice containing the amount of any Erroneously Awarded Compensation and a demand for repayment or return of such compensation, as applicable. For Incentive-based Compensation based on (or derived from) Ormat’s stock price or total shareholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in the applicable Accounting Restatement the amount to be repaid or returned shall be determined by the Committee based on a reasonable estimate of the effect of the Accounting Restatement on Ormat’s stock price or total shareholder return upon which the Incentive-based Compensation was received. Ormat shall maintain documentation of the determination of such reasonable estimate and provide the relevant documentation as required to the NYSE.

2.2   The Committee shall have discretion to determine the appropriate means of recovering Erroneously Awarded Compensation based on the particular facts and circumstances. Notwithstanding the foregoing, except as set forth in Section 2.5 below, in no event may Ormat accept an amount that is less than the amount of Erroneously Awarded Compensation in satisfaction of an Executive Officer’s obligations hereunder. The recovery of Erroneously Awarded Compensation under this Policy will not give rise to any person’s right to voluntarily terminate employment for “good reason,” or due to a “constructive termination” (or any similar term of like effect) under any plan, program or policy of or agreement with the Company or any of its affiliates.

2.3   To the extent that the Executive Officer has already reimbursed Ormat for any Erroneously Awarded Compensation Received under any duplicative recovery obligations established by Ormat or applicable law, it shall be appropriate for any such reimbursed amount to be credited to the amount of Erroneously Awarded Compensation that is subject to recovery under this Policy.

2.4   To the extent that an Executive Officer fails to repay all Erroneously Awarded Compensation to Ormat when due, Ormat shall take all actions reasonable and appropriate to recover such Erroneously Awarded Compensation from the applicable Executive Officer.

2.5  Notwithstanding anything herein to the contrary, Ormat shall not be required to take the actions contemplated by Section 2.1 above if the Committee (which, as specified above, is composed entirely of independent directors or in the absence of such a committee, a majority of the independent directors serving on the Board) determines that recovery would be impracticable and any of the following three conditions are met:

●

The Committee has determined that the direct expenses paid to a third party to assist in enforcing the Policy would exceed the amount to be recovered. Before making this determination, Ormat must make a reasonable attempt to recover the Erroneously Awarded Compensation, document such attempt(s) and provide such documentation to the NYSE;

●

Recovery would violate home country law where that law was adopted prior to November 28, 2022, provided that, before determining that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on violation of home country law, Ormat has obtained an opinion of home country counsel, acceptable to the NYSE, that recovery would result in such a violation and a copy of the opinion is provided to the NYSE; or

●

Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of Ormat, to fail to meet the requirements of Section 401(a)(13) or Section 411(a) of the Internal Revenue Code of 1986, as amended, and regulations thereunder.

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3	DISCLOSURE REQUIREMENTS

Ormat shall file all disclosures with respect to this Policy required by applicable U.S. Securities and Exchange Commission filings and rules.

4	PROHIBITION OF INDEMNIFICATION

Ormat shall not be permitted to insure or indemnify any Executive Officer against (i) the loss of any Erroneously Awarded Compensation that is repaid, returned or recovered pursuant to the terms of this Policy, or (ii) any claims relating to Ormat’s enforcement of its rights under this Policy. Further, Ormat shall not enter into any agreement that exempts any Incentive-based Compensation that is granted, paid or awarded to an Executive Officer from the application of this Policy or that waives Ormat’s right to recovery of any Erroneously Awarded Compensation, and this Policy shall supersede any such agreement (whether entered into before, on or after the Effective Date of this Policy).

5	ADMINISTRATION AND INTERPRETATION

This Policy shall be administered by the Committee, and any determinations made by the Committee shall be final and binding on all affected individuals.

The Committee is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy and for Ormat’s compliance with NYSE Rules, Section 10D, Rule 10D-1 and any other applicable law, regulation, rule or interpretation of the SEC or NYSE promulgated or issued in connection therewith.

None of Ormat, an affiliate of Ormat or any member of the Committee or the Board shall have any liability to any person as a result of actions taken under this Policy.

6	AMENDMENT AND/OR TERMINATION

The Committee may amend this Policy from time to time in its discretion and shall amend this Policy as it deems necessary. Notwithstanding anything in this Section 6 to the contrary, no amendment or termination of this Policy shall be effective if such amendment or termination would (after taking into account any actions taken by Ormat contemporaneously with such amendment or termination) cause Ormat to violate any federal securities laws, SEC rule or NYSE rule. This Policy will terminate automatically when Ormat does not have a class of securities listed on a national securities exchange or association.

7	OTHER RECOVERY RIGHTS

This Policy shall be binding and enforceable against all Executive Officers and, to the extent required by applicable law or guidance from the SEC or NYSE, their beneficiaries, heirs, executors, administrators or other legal representatives. The Committee intends that this Policy will be applied to the fullest extent required by applicable law. Any employment agreement, equity award agreement, compensatory plan or any other agreement or arrangement with an Executive Officer shall be deemed to include, as a condition to the grant of any benefit thereunder, an agreement by the Executive Officer to abide by the terms of this Policy. Any right of recovery under this Policy is in addition to, and not in lieu of, any other remedies or rights of recovery that may be available to Ormat under applicable law, regulation or rule or pursuant to the terms of any policy of Ormat or any provision in any employment agreement, equity award agreement, compensatory plan, agreement or other arrangement.

8	DEFINITIONS

For purposes of this Policy, the following capitalized terms shall have the meanings set forth below.

(1)    “Accounting Restatement” means an accounting restatement due to the material noncompliance of Ormat with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements (a “Big R” restatement), or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (a “little r” restatement).

(2)    “Clawback Eligible Incentive Compensation” means all Incentive-based Compensation Received by an Executive Officer (i) on or after October 2, 2023, (ii) after beginning service as an Executive Officer, (iii) who served as an Executive Officer at any time during the applicable performance period relating to any Incentive-based Compensation (whether or not such Executive Officer is serving at the time the Erroneously Awarded Compensation is required to be repaid to Ormat), (iv) while Ormat has a class of securities listed on a national securities exchange or a national securities association, and (v) during the applicable Clawback Period (as defined below).

(3)   “Clawback Period” means, with respect to any Accounting Restatement, the three completed fiscal years of Ormat immediately preceding the Restatement Date (as defined below), and if Ormat changes its fiscal year, any transition period of less than nine months within or immediately following those three completed fiscal years.

(4)   “Erroneously Awarded Compensation” means, with respect to each Executive Officer in connection with an Accounting Restatement, the amount of Clawback Eligible Incentive Compensation that exceeds the amount of Incentive-based Compensation that otherwise would have been Received had it been determined based on the restated amounts, computed without regard to any taxes paid.

(5)    “Executive Officer” means each individual who is currently or was previously designated as an “officer” of Ormat as defined in Rule 16a-1(f) under the Exchange Act. For the avoidance of doubt, the identification of an executive officer for purposes of this Policy shall include each executive officer who is or was identified pursuant to Item 401(b) of Regulation S-K, as well as the principal financial officer and principal accounting officer (or, if there is no principal accounting officer, the controller).

(6)    “Financial Reporting Measures” means measures that are determined and presented in accordance with the accounting principles used in preparing Ormat’s financial statements, and all other measures that are derived wholly or in part from such measures. Stock price and total shareholder return (and any measures that are derived wholly or in part from stock price or total shareholder return) shall, for purposes of this Policy, be considered Financial Reporting Measures. For the avoidance of doubt, a Financial Reporting Measure need not be presented in Ormat’s financial statements or included in a filing with the SEC.

(7)     “Incentive-based Compensation” means any compensation that is granted, earned or vested based wholly or in part upon the attainment of a Financial Reporting Measure.

(8)     “NYSE” means the New York Stock Exchange.

(9)    “Received” means, with respect to any Incentive-based Compensation, actual or deemed receipt, and Incentive-based Compensation shall be deemed received in Ormat’s fiscal period during which the Financial Reporting Measure specified in the Incentive-based Compensation award is attained, even if the payment or grant of the Incentive-based Compensation to the Executive Officer occurs after the end of that period.

(10)  “Restatement Date” means the earlier to occur of (i) the date the Board, a committee of the Board or the officers of Ormat authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that Ormat is required to prepare an Accounting Restatement, or (ii) the date a court, regulator or other legally authorized body directs Ormat to prepare an Accounting Restatement.

REVISION HISTORY

Rev.	Date	Details	Approved by
0	8-November-2023	Clawback Policy Approved by Board

Executive Officer Clawback Policy Acknowledgment

I, the undersigned, agree and acknowledge that I am a covered “Executive Officer” as defined in Ormat Technologies, Inc. Clawback Policy (as may be amended, restated, supplemented or otherwise modified from time to time, the “Policy”), and I am fully bound by, and subject to, all of the terms and conditions of the Policy. In the event of any inconsistency between the Policy and the terms of any employment agreement to which I am a party, or the terms of any compensation plan, program or agreement under which any compensation has been granted, awarded, earned or paid, the terms of the Policy shall govern. In the event it is determined by Ormat that any amounts granted, awarded, earned or paid to me must be forfeited or reimbursed to Ormat pursuant to the Policy, I will promptly take any action necessary to effectuate such forfeiture and/or reimbursement. Any capitalized terms used in this Acknowledgment without definition shall have the meaning set forth in the Policy.

Signature:

Name (printed):

Title:

Date: